Exhibit 99.1

FOR IMMEDIATE RELEASE September 12, 2017

NeuroDerm shareholders approve proposed acquisition by Mitsubishi Tanabe

Pharma Corporation

REHOVOT, ISRAEL, September 12, 2017 — NeuroDerm Ltd. (Nasdaq: NDRM), a clinical stage pharmaceutical company developing drug-device combinations for central nervous system (CNS) disorders, announced that at NeuroDerm’s extraordinary general meeting of shareholders held today, NeuroDerm shareholders voted to approve the previously announced acquisition by Mitsubishi Tanabe Pharma Corporation (TSE Code: 4508), a publicly traded company on the Tokyo Stock Exchange (“MTPC”), and all transactions and arrangements contemplated under the related merger agreement, including the merger of MT Porto Ltd., a wholly-owned subsidiary of MTPC (“Merger Sub”) with and into NeuroDerm. At the meeting, 19,093,606 ordinary shares, or approximately 100 percent of votes cast at the meeting, voted in favor of the merger.

NeuroDerm and MTPC entered into the foregoing merger agreement on July 24, 2017 providing for MTPC to acquire NeuroDerm.

NeuroDerm has also reported that all of the antitrust approvals and clearances required for the merger have been obtained. Subject to the satisfaction or waiver of the closing conditions set forth in the merger agreement, the Company expects the merger to be completed in mid-October 2017, following the expiration of a mandatory 30-day waiting period following the shareholder approval in accordance with Israeli law. At the closing of the merger, NeuroDerm shareholders will have the right to receive US$39.00 in exchange for each NeuroDerm ordinary share.

About NeuroDerm

NeuroDerm is a clinical-stage pharmaceutical company developing central nervous system (CNS) product candidates that are designed to overcome major deficiencies of current treatments and achieve enhanced clinical efficacy through continuous, controlled administration. NeuroDerm’s main focus is in Parkinson’s disease, where it has three clinical stage product candidates in development which offer a solution for almost every Parkinson’s disease patient, from moderate to the very severe stage of the disease. The primary product candidates are a line of levodopa and carbidopa (LD/CD) products administered through small belt pumps that deliver a continuous, controlled dose of LD/CD. The LD/CD product candidates, ND0612L and ND0612H, are aimed at the treatment of moderate and advanced Parkinson’s disease patients, respectively, and are delivered subcutaneously. NeuroDerm is also designing a patch pump for future use. In addition, NeuroDerm is developing ND0701, a novel subcutaneously delivered apomorphine formulation for patients who suffer from moderate to severe Parkinson’s disease and who do not respond well to LD/CD. NeuroDerm is headquartered in the Weizmann Science Park in Rehovot, Israel.

Cautionary Note Regarding Forward-Looking Statements

In addition to historical information, this press release contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance and may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this press release are based on management’s current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2016 filed with the Securities and Exchange Commission on March 29, 2017 and the information provided in our Reports of Foreign Private Issuer on Form 6-K furnished to the SEC. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Investor Contact:

David Carey
Lazar Partners Ltd.
dcarey@lazarpartners.com
+212-867-1768